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                             November 18, 2021

       Anthony Tan Ping Yeow
       Chief Executive Officer
       Grab Holdings Limited
       7 Straits View, Marina One East Tower, #18-01/06
       Singapore 018936

                                                        Re: Grab Holdings
Limited
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form F-4
                                                            Filed November 17,
2021
                                                            File No. 333-258349

       Dear Mr. Tan Ping Yeow:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021 letter.

       Amendment No. 4 to Registration Statement on Form F-4, filed November 17, 2021

       Risk Factors
       Risks Relating to GHL
       "GHL will issue GHL Class A Ordinary Shares . . .", page 111

   1. We note your response to comment 5, and your amended disclosure that the maximum amount of GHL Class A
Ordinary Shares that would be issued, excluding the transaction being discussed with
respect to the Digital Banking JV, would not exceed 82.3 million
                                                        GHL Class A Ordinary
Shares, which would be equivalent to 2.2% of GHL Ordinary
                                                        Shares. You also
disclose that the joint venture partner would, for every $1 billion of valuation of its stake
in the Digital Banking JV (determined at the time of the closing of
 Anthony Tan Ping Yeow
Grab Holdings Limited
November 18, 2021
Page 2
         such transaction), be entitled to 100 million GHL Class A Ordinary Shares, which would be equivalent to 2.6% of GHL Ordinary Shares. Please clarify whether the maximum amount of GHL Class A Ordinary Shares to be issued pursuant to these transactions would be $182.3 million, equivalent to 4.8% of GHL Ordinary Shares, or if you expect the value of the Digital Banking JV partner to be in excess of $1 billion, resulting in additional shares being issued to the partner.
Background of the Business Combination, page 155

2. We note your response to comment 8, including that all relevant information relating to pending or potential material litigation matters related to driver-partners, if any, has been
         disclosed in the section entitled "Grab   s Business   Legal
Proceedings" that begins on
         page 297 of Amendment No. 3 and in the "Risk Factors" section. However, we were unable to find a description of litigation related to driver-partner incentives in your "Legal
         Proceedings," or "Risk Factors" disclosure. We also note that your amended disclosure on page 163 provides additional detail regarding the potential violations of certain anti-
         corruption laws, but is silent as to the pending and potential litigation matters related to driver-partner incentives. Please amend your disclosure describe what specifically the board considered with respect to material litigation matters related to driver-partner incentives, any material discussions about such matters, how the board evaluated the potential risks, and how such matters influenced the negotiations and final terms of the business combination. Please also disclose elsewhere any material information relating to pending or potential litigation matters related to driver-partner incentives.
Certain Prospective Operational and Financial Information, page 173

3.     We note your response to comment 11, and your amended disclosure that
"Grab's
       management expects MTUs to increase as such restrictions are eased and markets reopen." We also note you disclosure on page 177 that "the impact from COVID-19 has previously resulted in certain positive impacts on the deliveries segment and certain negative impact on the mobility segment as well as overall volatility in demand," and on page 361, which shows that your MTUs for your deliveries segment increased for the periods presented in your filing. Please amend your disclosure to clarify whether you
FirstName LastNameAnthony Tan Ping Yeow
       expect both MTUs in your deliveries and mobility segments to increase once COVID-19
Comapany    NameGrab
       restrictions      Holdings
                    are eased, or ifLimited
                                     you expect any decreases in deliveries
MTUs to be offset by
       increases
November          in mobility
            18, 2021  Page 2 MTUs.
FirstName LastName
 Anthony Tan Ping Yeow
FirstName LastNameAnthony Tan Ping Yeow
Grab Holdings Limited
Comapany 18,
November  NameGrab
              2021 Holdings Limited
November
Page 3    18, 2021 Page 3
FirstName LastName
       You may contact Abe Friedman at (202) 551-8298 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Brian V. Breheny